EXHIBIT B

Offer to Purchase

AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC

875 Third Avenue

New York, New York 10022

Offer to Purchase $170,000 of Outstanding

Limited Liability Company Interests at Net Asset Value

Dated November 22, 2004

The Offer and Withdrawal Rights Will Expire at

12:00 Midnight, New York Time, on Monday, December 27, 2004,

Unless the Offer is Extended

To the Investors of

Aetos Capital Multi-Strategy Arbitrage Fund, LLC:

Aetos Capital Multi-Strategy Arbitrage Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) up to $170,000 of interests in the Fund or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of December 31, 2004, if the Offer expires on December 27, 2004. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires. (As used in this Offer, the term “Interest,” or “Interests,” as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Agreement dated as of August 23, 2002 (the “LLC Agreement”).

Investors should realize that the value of the Interests tendered in this Offer likely will change between October 31, 2004 (the last time net asset value was calculated) and December 31, 2004, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. The Fund determines the estimated net asset value monthly based on the information it receives from the managers of the investment funds in which it invests. Any tendering investors that wish to obtain the estimated net asset value of their interests on this basis should contact Scott Sawyer at Aetos Alternatives Management, LLC at (212) 201-2544 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and send or deliver it to the Fund in the manner set forth below.

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IMPORTANT

NEITHER THE FUND NOR THE INVESTMENT ADVISER NOR ANY OF THE MANAGERS OF THE FUND MAKE ANY RECOMMENDATION TO ANY INVESTOR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. INVESTORS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF THEIR INTERESTS TO TENDER.

BECAUSE EACH INVESTOR’S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s Investment Adviser.

Aetos Alternatives Management, LLC 875 Third Avenue New York, New York 10022 Phone: 212-201-2500 Fax: 212-201-2525

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SUMMARY TERM SHEET

•	As we said in your Fund’s offering documents, we will offer to buy your limited liability company interests at their estimated net asset value (that is, the estimated value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on December 27, 2004. Estimated net asset value will be calculated for this purpose on December 31, 2004.

•	Following this summary is a formal notice of our offer to purchase your limited liability company interests. Our offer remains open to you until midnight on December 27, 2004. Until this time, you have the right to change your mind and withdraw your limited liability company interests from consideration for purchase. If we do not accept your interests by midnight, December 27, 2004, you may still withdraw your limited liability company interests at any time after December 31, 2004, assuming your offer has not been accepted. If you would like us to purchase your limited liability company interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to Aetos Alternatives Management, LLC (the “Investment Adviser”), at 875 Third Avenue, New York, New York 10022, Attention: Reid Conway or fax it to Aetos Alternatives Management, LLC, at 212-201-2525, Attention: Reid Conway so that it is received before midnight, December 27, 2004. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to the Investment Adviser promptly after you fax it (although the original page does not have to be received before midnight, December 27, 2004). Of course, the value of your limited liability company interests is likely to change between October 31, 2004 (the last time estimated net asset value was calculated) and December 31, 2004, when the value of your investment will be determined for purposes of calculating your purchase price.

•	If you would like to obtain the estimated net asset value of your limited liability company interests, which we calculate monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact Scott Sawyer at Aetos Alternatives Management, LLC at (212) 201-2544 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Please note that just as you have the right to withdraw your limited liability company interests, we have the right to cancel, amend or postpone this offer at any time before midnight, December 27, 2004.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund’s LLC Agreement and to provide a mechanism for the payment by such Investors of certain investment advisory fees related to separate account relationships with the Investment Adviser. The LLC Agreement, which was provided to each investor in advance of subscribing for Interests, provides that the Managers have the discretion to determine whether the Fund will purchase Interests from investors from time to time pursuant to written tenders. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Managers have determined, after consideration of various matters, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the LLC Agreement. The Managers intend to consider the continued desirability of the Fund making an offer to purchase Interests four times each year, but the Fund is not required to make any such offer.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing investors from time to time.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time to new or existing investors.

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $170,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on Monday, December 27, 2004 (such time and date being hereinafter called the “Initial Expiration Date”). If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Expiration Date.” The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on October 31, 2004, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $1,000,000 on the following closing dates of the Fund was:

June 30, 2003	$1,073,146
July 31, 2004	$1,003,450
August 31, 2004	$1,000,512
September 30, 2004	$1,000,975

As of the close of business on October 31, 2004, there were approximately $195,003,787 outstanding in capital of the Fund held in Interests (based on the audited estimated net asset value of such Interests). The Fund determines its estimated net asset value monthly based on information it receives from the managers of the investment funds in which it invests. Investors may obtain this information by contacting Scott Sawyer at Aetos Alternatives Management, LLC, at (212) 201-2544, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Interests tendered by the investors likely will change between October 31, 2004 (the last time net asset value was calculated) and December 31, 2004, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3. Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $170,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.

If more than $170,000 of Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. No Interests will be acquired from the Investment Adviser or any of the Managers of the Fund in this offer.

4. Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to the Investment Adviser, to the attention of Reid Conway, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to the Investment Adviser, also to the attention of Reid Conway, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by the Investment Adviser, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to the Investment Adviser must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to the Investment Adviser promptly thereafter.

Investors wishing to confirm receipt of a Letter of Transmittal may contact the Investment Adviser at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of the Investment Adviser to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Investment Adviser nor any of the Managers of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its Interest at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after December 31, 2004. To be effective, any notice of withdrawal must be timely received by the Investment Adviser at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling the Investment Adviser at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on December 31, 2004, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LLC Agreement have been made.

Investors who tender a portion of their Interests will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of December 31, 2004. Investors who tender all of their Interests will receive cash in an aggregate amount equal to 90% of the estimated unaudited value of Interests tendered and accepted by the Fund, determined as of December 31, 2004 and the balance due will be determined and paid promptly after completion of the Fund’s annual audit. Payments for Interests tendered and accepted by the Fund will be made by January 31, 2005, or if the Fund has requested withdrawals of its capital from any Portfolio Funds (as defined in the LLC Agreement) in order to fund the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

Cash payments will be wired to an account designated by the investor or sent directly to the tendering investor’s mailing address as listed in the Fund’s records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $170,000 (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. Neither the Fund nor the Investment Adviser nor any of the Managers of the Fund have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase

Interests tendered pursuant to the Offer; (b) there is, in the Managers’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Managers of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 875 Third Avenue, New York, New York 10022 and the telephone number is (212) 201-2500. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund’s Managers are James M. Allwin, Ellen Harvey, Michael Klein, Pierre de Saint Phalle and Warren Olsen. Their address is c/o Aetos Capital, LLC, 875 Third Avenue, New York, New York 10022. On October 31, 2004, James M. Allwin, one of the Fund’s Managers, beneficially owned an aggregate of $5,084,035 of the Interests in the Fund and all funds overseen by the Investment Adviser. On October 31, 2004, Ellen Harvey, one of the Fund’s Managers, beneficially owned an aggregate of $20,338 of the Interests in the Fund and all funds overseen by the Investment Adviser. On October 31, 2004, Pierre de Saint Phalle, one of the Fund’s Managers, beneficially owned an aggregate of $20,554 of the Interests in the Fund and all funds overseen by the Investment Adviser. On October 31, 2004, Warren Olsen, one of the Fund’s Managers, beneficially owned an aggregate of $19,491 of the Interests in the Fund and all funds overseen by the Investment Adviser. On October 31, 2004, Anne Casscells, one of the Investment Adviser’s Portfolio Managers, beneficially owned an aggregate of $569,721 of the Interests in the Fund and all funds overseen by the Investment Adviser. On October 31, 2004, James Gibbons, one of the Investment Adviser’s Portfolio Managers, beneficially owned an aggregate of $430,304 of the Interests in the Fund and all funds overseen by the Investment Adviser. On October 31, 2004, Jeffery Mora, one of the Investment Adviser’s Portfolio Managers, beneficially owned an aggregate of $27,041 of the Interests in the Fund and all funds overseen by the Investment Adviser.

Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Investment Adviser or Managers of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Managers of the Fund, to fill any existing vacancy for a Manager of the Fund or to change any material term of the investment advisory arrangements with the Investment Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Managers determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor’s adjusted tax basis in its Interest. The amount realized will include the investor’s allocable share of the Fund’s nonrecourse borrowings (as defined for Federal income tax purposes), if any. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. An investor’s basis in its Interest generally will be adjusted for Fund income, gain, deduction or loss allocated, for tax purposes, to the investor for periods prior to the purchase of the Interest by the Fund. A loss, if any, will be recognized only after the tendering investor has received full payment. This capital gain or loss will be short-term or long-term depending upon the investor’s holding period for its Interest at the time the gain or loss is recognized. Treasury Regulations provide that an investor may have a fragmented holding period for its Interest if the investor has made contributions to the Fund at different times. However, a tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the investor’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor’s adjusted tax basis in its Interest.

Pursuant to the authority granted to it under the LLC Agreement, the Investment Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Investment Adviser at the address and phone number set forth on page 2 or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

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